SECURITIES AND EXCHANGE COMMISSION

06003109

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIARCLIFF CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Corporate Boulevard, Suite 303
(No. and Street)

Boca Raton, Florida 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Spiegelman (561) 994-6229
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 8 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip L. Glickman, CPA
(Name – *if individual, state last, first, middle name*)

605 Ives Dairy Road, Suite G-103, Miami, FLorida 33179
(Address) (City) (State) (Zip Code)

PROCESSED APR 1 3 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Spiegelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Briarcliff Capital Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Max Ganthier, Jr.
Commission # DD112772
Expires April 29, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIARCLIFF CAPITAL CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005

BRIARCLIFF CAPITAL CORP.

DECEMBER 31, 2005

CONTENTS

PHILLIP L. GLICKMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
605 Ives Dairy Road, #G-103
Miami, Florida 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Briarcliff Capital Corp.
Boca Raton, FL

I have audited the accompanying statement of financial condition of Briarcliff Capital Corp. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briarcliff Capital Corp. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip L. Glickman CPA

Miami, Florida
February 24, 2006

BRIARCLIFF CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current Assets:	
Cash and Cash Equivalents	$124,342
Receivable from Other Broker Dealers	93,136
Receivable from Clearing Firm	39,873
Total Current Assets	257,351
Furniture and Fixtures - net of accumulated depreciation of $9,478	15,137
Other Assets	10,712
Investment - NASDAQ	20,100
TOTAL ASSETS	$ 303,300

LIABILITIES AND SHAREHOLDER'S EQUITY

Aggregate Indebtedness	
Accounts Payable	$ 158,945
Due to other Broker Dealers	18,326
Due to Officer and Employee	33,073
	210,344
Contingencies	
Shareholder's Equity	
Common Stock, no par value; 10,000 shares authorized; 100 Shares issued and outstanding	25,000
Additional paid-in capital	117,331
Retained Earnings (Deficit)	(49,375)
	92,956
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 303,300

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	673,965
Other Brokerage Income		7,332
Annuity Commissions		188,811
Investment Advisory Income		250,169
Other Income		11,500
		1,131,777
Expenses:		
Clearing Expenses		80,550
Payroll		379,755
Commissions		470,792
Depreciation		1,620
Administrative and General		282,685
		1,215,402
Net Income (Loss)	$	(83,625)

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances, beginning	$ 25,000	$ 117,331	$ 34,250	$ 176,581
Capital Contribution	-	-	-	-
Net Income (Loss)	-	-	(83,625)	(83,625)
Balances, ending	$ 25,000	$ 117,331	$ (49,375)	$ 92,956

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (83,625)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,620
(Increase) in receivable from clearing firms	(1,503)
(Increase) in receivable from other broker dealer	(53,232)
Decrease in other assets	29,339
Increase in aggregate indebtedness	116,436
Total Adjustments	92,660
Net Cash Provided by (Used in) Operating Activities	9,035
Cash Flows from Financing Activities:	-
Net Cash Provided by Financing Activities	-
Cash Flows from Purchase of Furniture and Fixtures	
Purchase of Equipment	(16,304)
	(16,304)
Net (Decrease) in Cash and Cash Equivalents	(7,269)
Cash and Cash Equivalents, Beginning of Year	131,611
Cash and Cash Equivalents, End of Year	$ 124,342

The Accompanying Notes Are an Integral Part
of These Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company was formerly known as Track Securities Corp. The Company is a Florida corporation.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2005, the Company's "Net Capital" was $29,357 and the "Required Net Capital", as defined, was $14,022. The ratio of "Aggregate Indebtedness" to "Net Capital" is 717%.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INCOME TAXES

The company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are valued at cost. Depreciation is computed on the straight-line and accelerated methods for financial accounting purposes, based on the estimated useful lives of the assets.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - FURNITURE AND FIXTURES

Furniture and fixtures are summarized as follows:

Office Equipment	$ 22,515
Leasehold Improvements	2,100
	24,615
Accumulated Depreciation	(9,478)
	$ 15,137

NOTE 3 - OPERATING LEASES

The Company has a lease on its office space which is classified as an operating lease. Total rent expense for 2005 was $48,590. Future minimum lease payments under the noncancellable operating lease are:

2006	$ 17,600
	$ 17,600

NOTE 4 – CONTINGENCIES

Various lawsuits, claims and proceedings of a nature normal to its business are pending against the Company. The outcome of any of these lawsuits is either unknown or immaterial. It is the Company's policy to record a contingent liability for matters against it which are deemed probable and assessable as to amounts for which it will become liable.

SUPPLEMENTARY INFORMATION

BRIARCLIFF CAPITAL CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2005

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$ 92,956
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	92,956
Non-allowable assets	(62,575)
Net capital before haircuts on securities positions	30,381
Haircuts on securities	(1,024)
Net capital	$ 29,357
Aggregate Indebtness	
Accounts Payable	$ 210,344
Total Aggregate Indebtness	$ 210,344
Computation of basic net capital requirement	
Minimum net capital requirement at 1,500 percent	$ 14,022
Net capital requirement per aqreement with NASD	$ 5,000
net capital requirement	$ 14,022
Excess net capital	$ 15,335
Excess net capital at 1,500 percent	$ 15,335
Excess net capital at 1,000 percent	$ 8,322
Ratio of aggregate indebtedness to net capital	717%

See the Accompanying Independent Auditor's Report

BRIARCLIFF CAPITAL CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2005

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial statements and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to the claims of general creditors at December 31, 2005, or at any time during the year then ended.

Balance, beginning of period	-
Increases	-
Decreases	-
Balance, end of period	-

See the Accompanying Independent Auditor's Report

PHILLIP L. GLICKMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
605 Ives Dairy Road, #G-103
Miami, Florida 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Briarcliff Capital Corp.

In planning and performing my audit of the financial statements and supplemental schedules of Briarcliff Capital Corp. (The Company), for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phelps F. Glickman CPA

Miami, Florida
February 24, 2006